UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

COSAN LIMITED

TABLE OF CONTENTS

ITEM
1.	Call notice, management proposal, voting instruction and proxy statement to the Annual Shareholders’ Meeting of Cosan Limited.

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF):

08.887.330/0001-52

Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or

P.O. Box HM 2879, Hamilton HM LX Bermuda

The shareholders of Cosan Limited (“Company”) are hereby invited to gather in the Annual Shareholders' Meeting of the Company. The Company informs that, as a result of the coronavirus pandemic (COVID-19) and the measures recommended by the Brazilian authorities to ensure social distancing, the General Meeting will occur exclusively in a digital platform, at 10 a.m. (Brazil time) on September 1, 2020 (“ASM”) to consider and vote on the following agenda:

AGENDA

1.	To approve the auditor’s report and financial statements related to the fiscal year started on January 1, 2019 and ended on December 31, 2019.

2.	To appoint the auditors Ernst & Young Auditores Independentes S.S. for the fiscal year ending on December 31, 2020;

3.	To delegate the decision of the auditors’ compensation to the Board of Directors.

4.	To vote the reelection of the Class I Directors.

The Board of Directors has set the end of trading on August 10, 2020 as the record date for qualification of shareholders to participate and vote in the ASM.

All shareholders are invited to participate in the ASM. The electronic system for remote participation will be available for access from 9:30 am on September 1, 2020. Through the digital platform, the shareholder will have access to the video of the meeting table and the audios of the conference room where the ASM will be held, manifesting itself via audio. The instructions and information for connection to the electronic system, including the necessary password, will be sent to those shareholders who e-mail ri@cosan.com, in attention to the Company's Investor Relations Department and until August 31, 2020, to express their interest in participating remotely.

São Paulo (SP), July 31, 2020

Board of Directors

Cosan Limited.

MANAGEMENT PROPOSAL

1.        To approve the auditor’s report and financial statements related to the fiscal year started on January 1, 2019 and ended on December 31, 2019.

A copy of our financial statements related to the fiscal year started on January 1, 2019 and ended on December 31, 2019, along with the auditor’s report (“Financial Statements"), have been made available to shareholders on the Company's website.

2.       To appoint the auditors Ernst & Young Auditores Independentes S.S. for fiscal year 2020.

Following the recommendation of the Company’s audit committee, the Board of Directors proposes that shareholders appoint Ernst & Young Auditores Independentes S.S. as our independent auditors for fiscal year 2020, until the 2021 ASM.

3.       To delegate the decision of the auditors’ compensation to the Board of Directors.

The shareholders present in the ASM shall also vote on whether or not to delegate to the Board of Directors the responsibility for fixing the compensation of the auditors.

4.       To vote on the reelection of the Class I Directors.

In the ASM, shareholders shall consider and vote on the reelection of the current Class I Directors, to serve a term of office until the 2023 Annual Shareholders' Meeting:

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ‘29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is also a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman,

Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

Richard Steere Aldrich Junior. Mr. Aldrich, Jr. graduated in the United States from Brown University (1970) and from Vanderbilt University School of Law (1975). In 1975, he joined Shearman & Sterling LLP as an associate, where he later became a partner, in 1984, a position in which he served until 2009. From 2009 to 2016 he was a partner at Skadden, Arps, Slate, Meagher & Flom LLP. Over the course of his career, he has been involved in offerings, mergers and acquisitions, debt restructurings and public and private financing transactions in Brazil and the United States.

Nelson Luiz Costa Silva. Graduated in Naval Engineering at the Polytechnic School of the University of São Paulo in 1977 and attended the CEAG (Specialization Course for Graduates) at the Fundação Getúlio Vargas in 1980. He has an extensive career of more than 40 years, 25 of which residing in Mexico, Belgium, Japan, Argentina, France, England and Portugal. He held a number of executive positions at Vale for 17 years, among them the Global Commercial Officer of Iron Ore based in Brussels, Tokyo and Rio de Janeiro. He was also CEO of ALL-América Latina Logística in Buenos Aires and managing director of Embraer Europe, in Paris. He was the president of BHP Billiton's Aluminum Business unit and commercial officer for Iron Ore, Coal and Manganese, in London and later in Singapore. In 2009, Nelson Silva joined the BG Group as CEO in South America, including exploration and production of oil and gas in operated and non operated blocks in Brazil and Bolivia, gas distribution and offshore transshipment activities in Uruguay. He was the chairman of Comgás from October 2009 until its divestiture from BG to Cosan in November 2012. He remained CEO of BG in South America until the sale of the group to Shell in 2016. In August 2016 he was elected Chief Strategy, Organization and Management System of Petróleo Brasileiro S.A. - Petrobrás, having stayed in office until the end of 2018. Nelson is also a non-executive director and chairman of the Sustainability Committee of Compass Group PLC, listed in the London Stock Exchange.

MAKE SURE TO DATE AND SIGN THE VOTING INSTRUCTION.

☒ Votes must be checked as shown above in blue or black ink.

Proxy instruments, accompanied by their respective proof of representation and shareholding, must be send to the e-email address ri@cosan.com by August 31, 2020 and delivered after that to Cosan Limited, Avenida Brigadeiro Faria Lima, 4.100, 16th floor, São Paulo, SP, Brazil, care of the Investor Relations Department. For the avoidance of any doubt, Investor Relations Department do not need to receive the originals of the proxy instruments with the proof of representation and shareholding before the meeting.

(1) To approve the auditor’s report and financial statements related to the fiscal year started on January 1, 2019 and ended on December 31, 2019.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(2) Election of Ernst & Young Auditores Independentes S.S. as our independent auditors for fiscal year 2020 until the Annual Shareholders' Meeting of 2021.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(3) To delegate the decision of the auditors’ compensation to the Board of Directors.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(4) Reelection of the Class I Directors of the Company.

FOR	ABSTENTION	*EXCEPTIONS: FOR
all nominees below	from voting in all nominees below	all nominees below, except those indicated below
☐	☐	☐

Nominees: José Alexandre Scheinkman, Richard Steere Aldrich Junior and Nelson Luiz Costa Silva as Class I Directors.

*EXCEPTIONS:

S C A N L I N E

The signature must match the name printed in this document. When signing as mandatary or proxy, please clearly indicate such condition. In case of more than one shareholder, the form must be signed by each shareholder.

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

COSAN LIMITED

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL SHAREHOLDERS MEETING

OF COSAN LIMITED

The undersigned shareholder hereby revokes any other proxy instruments and appoints the Secretary of the Annual Shareholders’ Meeting of Cosan Limited, to be held on September 1, 2020, each with full powers of representation, as his/her proxy to participate in the Annual Shareholders' Meeting of Cosan Limited, to be held on September 1, 2020, in order to cast votes equivalent to the number of shares to which the undersigned shareholder would be entitled to vote if personally present, in accordance with the voting instructions attached hereto.

Once duly signed, this proxy instrument shall grant powers to the attorney to vote in accordance with the voting instructions herein. In case no instruction has been provided, this proxy instrument shall vote in accordance with proposals 1, 2, 3 and 4. Regardless of any voting instruction, the attorneys shall vote at the discretion of their proxies in relation to any other matters that may be submitted to the annual shareholders' meeting.

To include any comments, check the box on the right.    ☐

Number of shares: _______________________________

Name of the shareholder: _________________________________________

Date, Shareholder Signature	Signature of co-owner

SIGNATURE GUARANTEE (IF REQUIRED)

No signature guarantee is required if this Proxy Instrument is signed by (i) the registered holder of the shares, (ii) a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or (iii) a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. In all other cases an eligible guarantor institution must guarantee all signatures on this Proxy Instrument.

______________________________________________________

(Name of Medallion Signature Guarantor Guaranteeing Signature)

___________________________________________________________________

(Address (including zip code) and Telephone Number (including area code) of Firm)

______________________________

(Authorized Signature)

______________________________

(Printed Name)

______________________________

(Title)

Date:____________________, 2020.

SIGNATURES

In compliance with the Securities Exchange Act of 1934, the issuer has collected the signature of this report on its behalf by the undersigned individuals, who have been duly authorized for such purpose.

COSAN LIMITED

Date:	July 31, 2020	By: /s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Investor Relations Officer